                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                           ------------------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                              THE KRYSTAL COMPANY
                               (Name of Issuer)

                        COMMON STOCK, WITHOUT PAR VALUE
                        (Title of Class of Securities)

                                   501148100
                                (CUSIP Number)

               Thomas Wardell, One Peachtree Center, Suite 5300
         303 Peachtree Street, Atlanta, Georgia 30303, (404) 527-4990
       ----------------------------------------------------------------
                 (Name, address and telephone number of Person
               Authorized to Receive Notices and Communications)

                              September 26, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with
      --------------------------------------------------------------------------
      the Commission. See Rule 13d-1(a) for other parties to whom copies are to
      -------------------------------------------------------------------------
      be sent.
      -------

-----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                                                              ---     -----
                             (Page 1 of 10 Pages)

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Port Royal Holdings, Inc.

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)
       -------------
    (b)
       -------------

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    BK, 00

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEM 2(d) OR 2(e):  [ ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    Georgia corporation

7.  SOLE VOTING POWER

        -0-

8.  SHARED VOTING POWER

        100

9.  SOLE DISPOSITIVE POWER

        -0-

10. SHARED DISPOSITIVE POWER

                             (Page 2 of 10 Pages)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    100%

14. TYPE OF REPORTING PERSON

    CO


                             (Page 3 of 10 Pages)

 1. NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Philip H. Sanford

 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a)
        -------------

    (b)
        -------------

 3. SEC USE ONLY

 4. SOURCE OF FUNDS

    BK, PF, 00

 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]

 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    United States

 7. SOLE VOTING POWER

    -0-

 8. SHARED VOTING POWER

    100

 9. SOLE DISPOSITIVE POWER

    -0-

10. SHARED DISPOSITIVE POWER

    100


                             (Page 4 of 10 Pages)

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    100

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

    [ ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    100%

14. TYPE OF REPORTING PERSON

    IN


                             (Page 5 of 10 Pages)

Item 1. Security and Issuer.
        -------------------

        The class of equity securities to which this statement relates is the common stock, without par value ("Common Stock"), of The Krystal Company, a Tennessee corporation (the "Company"), and the surviving corporation of the merger of TKC Acquisition Corp. ("TKC"), a wholly-owned subsidiary of Port Royal Holdings, Inc. ("Port Royal") with and into The Krystal Company ("Krystal"). The Company has its principal executive offices at One Union Square Chattanooga, Tennessee 37402.

Item 2. Identity and Background.
        -----------------------

        This statement represents the joint filing of Port Royal and Philip H. Sanford, the 26.0% shareholder of Port Royal.

A. Port Royal Holdings, Inc.

        Port Royal is a Georgia corporation with principal executive offices located at 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30308.

        Port Royal was incorporated on June 30, 1997 and has engaged in no activities other than those incident to its formation and the transactions described in Item 4 below.

        Port Royal has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

        Port Royal has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B. Philip H. Sanford

        Philip H. Sanford is the Chairman, Chief Executive Officer and
Director of the Company, One Union Square, Chattanooga, Tennessee 37402, which is in the quick service restaurant business. In addition, Mr. Sanford is the Chairman, Chief Executive Officer and Director of Port Royal, which has its principal executive offices at 303 Peachtree Street, Suite 5300, Atlanta, Georgia 30308. Pursuant to a shareholders agreement, Mr. Sanford is entitled to elect two of the five directors of Port Royal.

        Mr. Sanford has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).



                             (Page 6 of 10 Pages)

        Mr. Sanford has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Mr. Sanford is a United States citizen.


C. Executive Officers and Directors of Port Royal

                                       Principal Occupation or Employment,
                                       Principal Business of Employer,
Name & Title                           and Business Address
------------                           -----------------------------------

Philip H. Sanford, Chairman,           Chairman, Chief Executive Officer and
Chief Executive Officer and            Director of The Krystal Company, One
Director                               Union Square, Chattanooga, Tennessee
                                       37401; Develops, operates and franchises quick-service restaurants.

James F. Exum, Jr., President,         President, Chief Operating Officer and
Chief Operating Officer and            Director of The Krystal Company, One
Director                               Union Square, Chattanooga, Tennessee
                                       37402; Develops, operates and franchises quick-service restaurants.

A. Alexander Taylor, II,               Partner, Miller & Martin, Suite 1000
Secretary and General Counsel          Volunteer Building, 832 Georgia Avenue,
                                       Chattanooga, Tennessee 37402; Law firm.

Benjamin R. Probasco, Director         President of Probasco & Company, 100
                                       East 10th Street, Suite 501, Chattanooga,
                                       Tennessee 37402; Real estate development firm.

W.A. Bryan Patten, Director            President of Patten & Patten, Inc., 526
                                       Lookout Street, Chattanooga, Tennessee
                                       37403; Registered investment advisory
                                       firm.

Richard C. Patton, Director            President of Investments at Ingram
                                       Industries, 4400 Harding Road, Nashville,
                                       Tennessee 37205; Holding company for a
                                       variety of businesses (including
                                       distributorship of books, video
                                       entertainment and computers).


                             (Page 7 of 10 Pages)

        To the best knowledge of Port Royal and Mr. Sanford, none of the above-listed Executive Officers and Directors of Port Royal has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        To the best knowledge of Port Royal and Mr. Sanford, none of the above-listed Executive Officers and Directors of Port Royal has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        All the Executive Officers and Directors of Port Royal are U.S.
citizens.

Item 3. Source and Amount of Funds or Other Consideration.
        -------------------------------------------------

        The Merger was consummated on September 26, 1997. The Merger, including the repayment of outstanding indebtedness of Krystal, was funded through (i) an equity contribution from Port Royal in the amount of $35 million, (ii) the net proceeds of a private placement of senior notes by the Company in the amount of $94,975,000 and (iii) borrowings by the Company in the amount of $17,212,033.

        The various engagement letters and commitment letters relating to the borrowings and the sale of notes were attached to the Schedule 13D previously filed with the SEC.

Item 4. Purpose of Transaction.
        ----------------------

        Port Royal, TKC and Krystal entered into an agreement and plan of merger (the "Merger Agreement"), dated as of July 3, 1997, pursuant to which (1) TKC was to be merged with and into Krystal (the "Merger"); (2) each outstanding share of Krystal common stock, other than those held in the Treasury of Krystal (which shares were to be canceled and no payment made in respect thereof), was to be converted into the right to receive $14.50 in cash without interest; and
(3) the separate existence of TKC was to cease and the Company, as the surviving corporation, was to become a wholly-owned subsidiary of Port Royal and was to continue to exist under the laws of the State of Tennessee. The Merger Agreement was attached to the Schedule 13D previously filed with the SEC. As set forth above in Item 3, the Merger was consummated on September 26, 1997.

        Upon consummation of the Merger, trading in Krystal common stock ceased, and the Krystal common stock is no longer listed on the NASDAQ National Market System. The Common Stock is not traded nor is it listed on a stock exchange.

                             (Page 8 of 10 Pages)

Item 5. Interest in Securities of the Issuer.
        ------------------------------------

        The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock by each director and executive officer of the Company.

                          Shares Beneficially Owned         Sharing Voting
        Name              Number   Percent of Class    and Dispositive Power
        ----              ------   ----------------    ---------------------

  Port Royal                100          100%                   100

  Philip H. Sanford/1/      100          100%                   100

  James F. Exum, Jr.          0            0                      0

  Benjamin R. Probasco        0            0                      0

  W.A. Bryan Patten           0            0                      0

  Richard C. Patton           0            0                      0

---------------

  /1/ Mr. Sanford is the beneficial owner of 26.0% of the outstanding common stock or Port Royal, the Company's parent, and pursuant to a shareholders agreement, is entitled to select two of Port Royal's five directors. Mr. Sanford is therefore deemed to be the indirect beneficial owner of 100% of the Company's Common Stock.

        Otherwise, and except as set forth herein, Port Royal and Mr. Sanford have not, and to the best of their knowledge, none of the executive officers or directors of Port Royal has, effected any transactions in the Company's Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        ------------------------------------------------------------------------
        Securities of the Issuer.
        ------------------------

        Neither Port Royal nor Philip H. Sanford, and to the best of their knowledge, none of the executive officers or directors of Port Royal, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of such securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.
        --------------------------------

        None.


                             (Page 9 of 10 Pages)

                                  SIGNATURES
                                  ----------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    PORT ROYAL HOLDINGS, INC.


Date: October 9, 1997              By: /s/ Philip H. Sanford
     ------------------------          -----------------------------------------
                                       Name: Philip H. Sanford
                                       Title: Chairman & Chief Executive Officer


                                    PHILIP H. SANFORD


Date: October 9, 1997               By: /s/ Philip H. Sanford
     ------------------------          -----------------------------------
                                       Philip H. Sanford



                             (Page 10 of 10 Pages)